SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-13382

KINROSS GOLD CORPORATION
(Translation of registrant's name into English)

17th Floor, 25 York Street
Toronto, Ontario M5J 2V5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F □ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Current Report on Form 6-K, dated July 27, 2022, is specifically incorporated by reference into Kinross Gold Corporation's Registration Statements on Form S-8 (Registration Nos. 333-180822, 333-180823, 333-180824) filed on April 19, 2012, (Registration No. 333-217099) filed on April 3, 2017, (Registration No. 333-262966) filed on February 24, 2022, and on Form F-10 (Registration No. 333-239219) filed on June 16, 2020, as amended.

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the Unaudited Interim Condensed Consolidated Financial Statements and Management’s Discussion and Analysis for the period ended June 30, 2022.

INDEX

Table of Contents

SIGNATURES
EXHIBIT INDEX
99.1	Second Quarter Unaudited Interim Condensed Consolidated Financial Statements and Management’s Discussion and Analysis for the period ended June 30, 2022
99.2	CEO Certification of interim filings for the period ended June 30, 2022
99.3	CFO Certification of interim filings for the period ended June 30, 2022

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION
Signed:	/s/ Kar Ng
Vice-President, Finance
July 27, 2022